Swisher Hygiene, Inc.
4725 Piedmont Row Drive, Suite 400,
Charlotte, North Carolina 28210
February 1, 2011
VIA EDGAR AND FAX
Ms. Jennifer Gowetski, Senior Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Swisher Hygiene Inc. Registration Statement on Form S-1 (File No. 333-170633)
Dear Ms. Gowetski:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Swisher Hygiene Inc. (the “Company”) requests that the effectiveness of the Registration Statement referenced above be accelerated so that the Registration Statement may become effective at 4:00 p.m. (Eastern Standard Time) on Wednesday, February 2, 2011, or as soon as possible thereafter.
     The Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SWISHER HYGIENE INC.
/s/ Steven R. Berrard
Steven R. Berrard
President and Chief Executive Officer